UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________

Commission file number 0-14112

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jack Henry & Associates, Inc.
663 Highway 60, P.O. Box 807, Monett, MO 65708

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.	Statement of Net Assets Available for Plan Benefits as of December 31, 2015 and 2014.

2.	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015.

EXHIBITS
23.1 Consent of Independent Registered Public Accounting Firm - CliftonLarsonAllen LLP
23.2 Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACK HENRY & ASSOCIATES, INC.
401(K) RETIREMENT SAVINGS PLAN

By:   /s/ Kevin D. Williams
Kevin D. Williams, Chief Financial Officer
Date: June 28, 2016

Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan
Financial Statements as of December 31, 2015 and 2014 and for the Year Ended December 31, 2015, Supplemental Schedules as of and for the year ended December 31, 2015, and Reports of Independent Registered Public Accounting Firms

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	4

Notes to Financial Statements	5-14

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015	16

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Plan Administrative Committee
Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan
Monett, Missouri

We have audited the accompanying statements of net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan as of December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP
Minneapolis, Minnesota
June 28, 2016

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan
Monett, Missouri

We have audited the accompanying statement of net assets available for benefits of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2014. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
June 26, 2015

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JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Participant-directed investments	$513,017,259	$454,034,088

Notes receivable from participants	15,904,006	14,126,842

NET ASSETS AVAILABLE FOR BENEFITS	$528,921,265	$468,160,930

See notes to financial statements.

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JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS:
Employer contributions	$15,985,458
Participant contributions	30,132,466
Rollover accounts for new Plan participants	11,113,020
Net appreciation in fair value of investments	12,512,147
Dividends	3,586,504
Interest and other income	6,638,211
Interest income on notes receivable from participants	491,659

Total additions	80,459,465

DEDUCTIONS:
Administrative expenses	43,550
Distributions to participants	19,655,580

Total deductions	19,699,130

INCREASE IN NET ASSETS	60,760,335

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	468,160,930

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$528,921,265

See notes to financial statements.

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JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF PLAN
The following description of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution 401(k) plan benefiting Jack Henry & Associates, Inc. (the “Company”) employees. An eligible employee must have attained the age of 18 and completed 30 days of service to be a participant. Participants are eligible to receive safe harbor employer matching contributions (“Safe Harbor Contributions”) after six months of service. Additionally, the Company may make a Company discretionary contribution to all eligible employees who meet the same minimum service requirement as the Safe Harbor Contributions, and the Company may also make an applicable qualified non-elective contribution (QNEC) to each non-highly compensated employee, actively employed on the last day of the Plan year, who has completed a year of service (1000 hours of service), if otherwise required under the Plan. The Company is the Plan administrator and Prudential Bank and Trust, FSB (“Prudential” or “Plan Trustee”) was appointed Plan Trustee to, among other things, hold and invest the Plan’s investments in accordance with the direction of the Plan Administrator and terms of the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan also contains an Employee Stock Ownership Plan (ESOP) component that provides for a portion of the Plan’s assets to be invested in Jack Henry & Associates, Inc. common stock. Participants are provided the option of receiving a direct cash distribution of any dividends paid on such stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, the Company will match those contribution accounts. Dividends paid on Company stock are automatically reinvested, unless cash distribution was elected.
Contributions - Effective January 1, 2015, the Plan provides for an automatic deferral of 3% of compensation for new participants, when no other election is made. In addition, all participants in the Plan who make no other election will have their deferral rate automatically increased 1% on the anniversary of their enrollment date, up to a maximum of 10%. The Plan also allows post-tax “Roth” deferrals by participants. Participants may elect to defer applicable salary and compensation amounts into the Plan, up to the maximum contribution allowable under section 401(k) of the Internal Revenue Code (IRC). The total amount that a participant could elect to contribute to the Plan on a pre-tax basis in 2015 could not exceed $18,000. If a participant reached age 50 by December 31, 2015, they were able to contribute an additional $6,000 “catch up” contribution to the Plan on a pre-tax basis.
The Company matches 100% of participant contributions up to a maximum of the lesser of 5% of the participant’s eligible compensation or $5,000. In addition to the Company matching contributions, the Company may make other discretionary contributions, as well as Company QNEC contributions equal to a uniform percentage of each participant’s eligible compensation, which is determined each year by the Company. No Company discretionary or other QNEC contributions were made in 2015.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Safe Harbor Contributions,

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Company contribution account, and/or allocations of Company QNEC contributions and Plan investment earnings, and charged with withdrawals and an allocation of Plan investment losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers Jack Henry & Associates, Inc. common stock, mutual funds, pooled separate accounts, and a guaranteed investment contract (GIC), as investment options for participants.
Vesting - Participants are vested immediately in their voluntary contributions, Safe Harbor Contributions, and the earnings on these contributions. Vesting in the Company contribution and other QNEC portion of their accounts, if applicable, is based on years of service with an employee vesting 20% after two years of service and subsequently vesting 20% each year until becoming fully vested with six years of continuous service.
Participant Loans - Participants may borrow, as defined in the Plan, from their fund accounts a minimum amount of $1,000 up to the lesser of (1) $50,000 less the amount of highest outstanding loan balance in the previous 12 months or (2) 50% of their vested account balances. Loan terms range from one to five years, unless the loan is to be used to purchase the participant’s principal residence, in which case the term may extend beyond five years. The loans are secured by the balance in the participant’s account and bear interest at a rate as defined by the Plan (ranging from 3.25% to 10.70% as of December 31, 2015). Principal and interest are paid through payroll deductions.
Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant/beneficiary may elect to receive a lump-sum amount equal to the value of his or her account as soon as administratively feasible following the date on which a distribution is requested or is otherwise payable. A participant/beneficiary may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an individual retirement account.
Forfeited Accounts - At December 31, 2015 and 2014, forfeited nonvested accounts totaled $5,311 and $4,174, respectively. These accounts are used first as restoration of participant’s forfeitures, then as offset to Plan expenses. Forfeitures are restored when a participant is rehired and had previously forfeited any fund balance in the Company contribution account, including any applicable QNEC source.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts which equaled contract value at December 31, 2015.
New Accounting Standards - In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy

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investments for which fair values are estimated using the net asset value per share ("NAV") practical expedient. ASU 2015-07 also eliminates certain disclosures for investments that are eligible to be measured at fair value using the NAV practical expedient. ASU 2015-07 is effective for the Plan for fiscal years beginning after December 31, 2015, with retrospective application to all periods presented. Other than changes in disclosures, the adoption of ASU 2015-07 is not expected to materially impact the Plan's financial statements.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of ASU 2015-12 eliminates the requirement that employee benefit plans measure fully benefit-responsive investment contracts ("FBRICs") at fair value for purposes of presentation and disclosure. Instead, FBRICs are to be measured, presented and disclosed only at contract value. Part II of ASU 2015-12 eliminates the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and individual investments that represent 5% or more of net assets available for plan benefits. Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. Part III does not apply to the Plan. ASU 2015-12 is effective for the Plan for fiscal years beginning after December 31, 2015. Other than changes in disclosures, the adoption of ASU 2015-12 is not expected to materially impact the Plan's financial statements.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, pooled separate accounts and a GIC. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Stock Market on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.
The units of pooled separate accounts are stated at fair value as determined by the issuer of the account based on the net asset value of the underlying investments, as a practical expedient. Individual participant accounts invested in the pooled separate accounts are maintained on a unit value basis. The Plan’s GIC with Prudential is valued at contract value, which is equal to fair value (see Note 5).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

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Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Delinquent participant loans are recorded as distributions, based on the terms of the Plan document.
Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.
Benefits Payable - Benefits are recorded when paid. As of December 31, 2015 and 2014, there were no distributions payable to Plan participants.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques - Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Shares of registered investment companies held are primarily categorized as Level 1; they are valued at quoted market prices that represent the net asset value of shares held at Plan year-end.
Pooled separate accounts are categorized as Level 2. They are valued using net asset value per share.
The GIC's asset valuation techniques are listed in Note 5. The GIC is categorized as level 2.
The Company’s common stock is valued at the closing price reported on the active market on which the securities are traded (NASDAQ Global Select) on the last business day of the Plan year. The Company’s common stock is categorized as Level 1.

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The following tables, set forth by level within the fair value hierarchy, is a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014:

	December 31, 2015
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Balanced funds	$47,380,265	$—	$—	$47,380,265
Fixed income fund	2,623,041	—	—	2,623,041
International fund	50,441,661	—	—	50,441,661
Domestic stock funds	75,193,538	—	—	75,193,538
Total mutual funds	175,638,505	—	—	175,638,505

Pooled separate accounts:
Balanced funds	—	4,250,249	—	4,250,249
Domestic stock funds	—	147,286,383	—	147,286,383
Fixed income fund	—	31,021,755	—	31,021,755
Total pooled separate accounts	—	182,558,387	—	182,558,387

Guaranteed Investment Contract	—	60,075,150	—	60,075,150
Common stock - Jack Henry & Associates, Inc.	94,745,217	—	—	94,745,217

Total investments at fair value	$270,383,722	$242,633,537	$—	$513,017,259

	December 31, 2014
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Balanced funds	$44,147,139	$—	$—	$44,147,139
Fixed income fund	2,575,601	—	—	2,575,601
International fund	44,277,845	—	—	44,277,845
Domestic stock funds	69,414,474	—	—	69,414,474
Total mutual funds	160,415,059	—	—	160,415,059

Pooled separate accounts:
Balanced funds	—	3,690,250	—	3,690,250
Domestic stock funds	—	134,978,467	—	134,978,467
Fixed income fund	—	27,231,502	—	27,231,502
Total pooled separate accounts	—	165,900,219	—	165,900,219

Guaranteed Investment Contract	—	51,682,975	—	51,682,975
Common stock - Jack Henry & Associates, Inc.	76,035,835	—	—	76,035,835

Total investments at fair value	$236,450,894	$217,583,194	$—	$454,034,088

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The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan’s policy is to recognize transfers between levels at the end of the reporting period. For the years ended December 31, 2015 and 2014, there were no transfers between levels.

4.	INVESTMENTS
The components of the Plan’s individual investments, which represent 5% or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014, were as follows:

	2015	2014

* Common stock - Jack Henry & Associates, Inc.	$94,745,217	$76,035,835
* Prudential - Guaranteed Income Fund	60,075,150	51,682,975
* Prudential- JP Morgan Funds - Large Cap Growth Fund	55,048,957	48,536,964
American Funds - Europac Fund R5	50,441,661	44,277,845
* Prudential- LSV Asset Management - Large Cap Value	42,218,542	40,177,662
* Prudential - Core Plus Bond/PIMCO Fund	31,021,755	27,231,277

* Represents a party-in-interest to the Plan

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During 2015, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) (depreciated)/appreciated, as follows:

American Funds - Europac Fund	$(2,102,695)
Diamond Hill - Small Cap Fund	(670,707)
Loomis Sayles Funds - Loomis Small Cap Growth Fund	(1,302,594)
American Century - Equity Growth Intitutional Fund	(2,410,624)
LSV Asset Management - Large Cap Value Fund	(1,358,934)
Blackrock Funds - Blackrock Inflation Protect Fund	(86,097)
Robeco Boston Partners Fund - Mid Cap Value Fund	396,844
JP Morgan Funds - JP Morgan Gov't Bond A	(92,022)
T Rowe Price Funds - T Rowe Blue Chip Fund	588,417
T Rowe Price Funds - T Rowe RA 2005	(14,936)
T Rowe Price Funds - T Rowe RA 2010	(63,485)
T Rowe Price Funds - T Rowe RA 2015	(83,093)
T Rowe Price Funds - T Rowe RA 2020	(346,629)
T Rowe Price Funds - T Rowe RA 2025	(115,699)
T Rowe Price Funds - T Rowe RA 2030	(741,512)
T Rowe Price Funds - T Rowe RA 2035	(82,980)
T Rowe Price Funds - T Rowe RA 2040	(881,823)
T Rowe Price Funds - T Rowe RA 2045	(55,958)
T Rowe Price Funds - T Rowe RA 2050	(32,097)
T Rowe Price Funds - T Rowe RA 2055	(22,996)
T Rowe Price Funds - T Rowe RA Income Fund	(67,294)
Vanguard Funds - Vanguard Ext Mkt Index Fund ADM	(585,331)
*Common stock - Jack Henry & Associates, Inc.	19,344,146
*Prudential Retirement Insurance and Annuity Company - JP Morgan Large Cap Growth Fund	3,826,964
*Prudential Retirement Insurance and Annuity Company - Core Plus Bond/PIMCO Fund	6,896
*Prudential Retirement Insurance and Annuity Company - MC GR/Goldman Sachs Fund	(718,262)
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Growth Fund (I)	(7,783)
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Income & Equity Fund (I)	(247)
*Prudential Retirement Insurance and Annuity Company - Dryden S&P 500 Index Fund	232,556
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Balanced Fund (I)	(2,677)
*Prudential Retirement Insurance and Annuity Company - Day One IFX Targeted Balance Fund	(33,885)
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Conservative Fund (I)	(3,316)

$12,512,147

* Represents a party-in-interest to the Plan.

5.	INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan has a fully benefit-responsive GIC with Prudential. Prudential maintains the contributions in a general account, which is credited with earnings and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at fair value, which is equal to contract value. The concept of a value other than contract value does not apply to this GIC even upon a discontinuance of the contract in which case contract value would be paid no later than 90

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days from the date the sponsor provides notice to discontinue. There are no specific securities in the general account that back the liabilities of this annuity contract and it would be inappropriate to look to the market value of the securities within the insurer’s general account to determine a fair value. The insurer owns a promise to pay interest at crediting rates, which are announced in advance and guaranteed for a six-month period. This contract is not a traditional GIC and therefore there are no cash flows that could be discounted. As a result, the fair value of the GIC is equal to the contract value. Contract value represents contributions made under the contract, plus transfers to the fund and credited interest, less participant withdrawals, transfers out of the fund and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Limitations on the Ability of the GIC to Transact at Contract Value - The GIC does not have any restrictions that impact the ability of the Plan to collect the full contract value. However, the GIC does allow disbursements to be deferred over a period of time if the value of the disbursements exceeds 10% of the total beginning net assets of the guaranteed income fund pool in which the GIC belongs. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. Prudential may not terminate the contract at any amount less than the contract value.
Average Yields - Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with Prudential, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting. The crediting rate of the product will be established based on current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula.

	December 31, 2015	December 31, 2014
Average yields:
Based on annualized earnings (1)	2.00%	2.20%
Based on interest rate credited to participants (2)	2.00%	2.20%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

6.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of pooled separate accounts and a guaranteed investment contract, managed by Prudential. Prudential is the Plan Trustee, as defined by the Plan, and these transactions qualify as exempt party-in-interest transactions. In addition, the Company pays certain fees on behalf of the Plan for accounting services.
At December 31, 2015 and 2014, the Plan held 1,213,749 and 1,223,621 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $34,882,923 and $31,245,961, respectively. During the year ended December 31, 2015, the Plan received $1,219,741 in dividend income from these shares.

7.	PLAN TERMINATION
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of

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ERISA. In the event of plan termination, employees become 100% vested in any non-vested portion of their accounts.

8.	FEDERAL INCOME TAX STATUS
The Plan was restated to comply with applicable law changes and updates effective January 1, 2015, and an Internal Revenue Service (IRS) determination letter was received on September 14, 2013. The Plan Administrator reasonably believes that the Plan, as restated and amended, is designed and is being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

9.	NET ASSET VALUE (NAV) PER SHARE
The following tables for December 31, 2015 and 2014, set forth a summary of the Plan’s investments with a reported NAV as a practical expedient.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2015
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Pooled Separate Accounts:
Domestic Stock Funds (a)	$147,286,383	None	Immediate	Up to 30 days if negative cash flow	None

Balanced Funds (b)	4,250,249	None	Immediate	Up to 30 days if negative cash flow	None

Fixed Income Funds (c)	31,021,755	None	Immediate	Up to 30 days if negative cash flow	None

Total	$182,558,387

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	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2014
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Pooled Separate Accounts:
Domestic Stock Funds (a)	$134,978,467	None	Immediate	Up to 30 days if negative cash flow	None

Balanced Funds (b)	3,690,250	None	Immediate	Up to 30 days if negative cash flow	None

Fixed Income Funds (c)	27,231,502	None	Immediate	Up to 30 days if negative cash flow	None

Total	$165,900,219

*The fair values of the investments have been estimated using the net asset value of the investment.

(a)
Domestic Stock fund strategies seek to replicate the movements of an index of a specific financial market, such as the Standards & Poors’ (S&P) 500 Index or Russell Midcap Value Index, regardless of market conditions.

(b) The balanced fund strategies seek to consistently outperform its benchmarks over full market cycles. These funds invest in a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offer a range of risk/return characteristics. The investment objectives of each of the five funds varies in keeping with the desired risk tolerance and associated asset allocation of the underlying portfolio.

(c)
The fixed income fund strategies seek to exceed the return of the Barclays Capital U.S. Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.

* * * * * *

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SUPPLEMENTAL SCHEDULE

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JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN
EIN: 43-1128385
Plan Number: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015
(a)	(b) Identify of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost Value**	(e) Current Value

	American Century	Equity Growth Institutional Fund		$19,572,147
	American Funds	Europac Fund		50,441,661
	Blackrock Funds	Blackrock Inflation Protect Fund		1,891,791
	Diamond Hill	Small Cap Fund		12,576,023
	JP Morgan Funds	JP Morgan Gov't Bond A		2,622,969
	Loomis Sayles Funds	Loomis Small Cap Growth Fund		19,041,671
	T Rowe Price Funds	T Rowe Blue Chip Fund		10,690,120
	T Rowe Price Funds	T Rowe RA 2005 Fund		354,334
	T Rowe Price Funds	T Rowe RA 2010 Fund		1,416,732
	T Rowe Price Funds	T Rowe RA 2015 Fund		1,380,385
	T Rowe Price Funds	T Rowe RA 2020 Fund		6,981,141
	T Rowe Price Funds	T Rowe RA 2025 Fund		2,183,095
	T Rowe Price Funds	T Rowe RA 2030 Fund		13,615,365
	T Rowe Price Funds	T Rowe RA 2035 Fund		1,728,326
	T Rowe Price Funds	T Rowe RA 2040 Fund		15,692,680
	T Rowe Price Funds	T Rowe RA 2045 Fund		1,006,184
	T Rowe Price Funds	T Rowe RA 2050 Fund		615,322
	T Rowe Price Funds	T Rowe RA 2055 Fund		514,214
	T Rowe Price Funds	T Rowe RA Income Fund		1,892,487
	Vanguard Funds	Vanguard Ext Mkt Index Fund		11,421,786
*	Prudential Retirement Insurance and Annuity Company	JP Morgan Large Cap Growth Fund		55,048,957
*	Prudential Retirement Insurance and Annuity Company	LSV Large Cap Value Fund		42,218,542
*	Prudential Retirement Insurance and Annuity Company	Rebeco Boston Mid Cap Value Fund		19,858,315
*	Prudential Retirement Insurance and Annuity Company	Core Plus Bond/PIMCO Fund		31,021,755
*	Prudential Retirement Insurance and Annuity Company	MC GR/Goldman Sachs Fund		12,350,998
*	Prudential Retirement Insurance and Annuity Company	IFX Long-term Growth Fund (I)		1,157,353
*	Prudential Retirement Insurance and Annuity Company	IFX Long-term Balanced Fund (I)		540,765
*	Prudential Retirement Insurance and Annuity Company	IFX Long-term Conservative Fund (I)		709,906
*	Prudential Retirement Insurance and Annuity Company	IFX LT Income & Equity Fund (I)		157,647
*	Prudential Retirement Insurance and Annuity Company	Day One IFX Targeted Balance Fund		1,684,578
*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500 Index Fund		17,809,571
*	Prudential Retirement Insurance and Annuity Company	Loan AP Fund		72
				(continued)

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		Mutual fund and pooled separate account total		358,196,892

*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund		60,075,150

*	Jack Henry & Associates, Inc.	Common Stock		94,745,217

*	Participants	Participant loans (interest rates ranging from 3.25% to 10.70%; maturity dates ranging from 2015 to 2026)	—	15,904,006

		TOTAL		$528,921,265

* Represents a party-in-interest to the Plan
** Cost omitted for participant directed accounts

See accompanying Independent Auditors' Report.

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